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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________________________________________________August 2004

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Unaudited Interim Financial Statements: Second Quarter Ended 6/30/2004

    Form 52-109FT2: CEO Certification of Interim Filings During Transition Period

    Form 52-109FT2: CFO Certification of Interim Filings During Transition Period

2.  Second Quarter Interim Financial Statements: Management’s Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENT

June 30, 2004

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2004 and December 31, 2003

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

	June 30,	December 31,
ASSETS	2004	2003
Current
Cash and term deposits – Note 4(f)	$ 163,647	$ 163,724
GST receivable	13,036	4,393
Accrued interest receivable	600	1,091
Prepaid expenses and deposits	4,690	15,500

	181,973	184,708
Mineral property – Schedule 1	229,138	106,955
Deferred stock compensation expense	5,500	-

	$ 416,611	$ 291,663

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 3	$ 17,005	$ 22,786

SHAREHOLDERS’ EQUITY
Share Capital – Note 4	627,709	327,709
Share subscriptions	-	100,000
Contributed surplus – Note 4	17,500	-
Deficit accumulated during the exploration stage	(245,603)	(158,832)

	399,606	268,877

	$ 416,611	$ 291,663

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three and six months ended June 30, 2004 and 2003

and for the period February 8, 2000 (Date of Incorporation) to June 30, 2004

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

					February 8,
					2000 (Date of
					Incorporation)
	Three months ended June 30,		Six months ended June 30,		to June 30,
	2004	2003	2004	2003	2004
Administrative Expenses
Accounting fees – Note 3	$ 6,110	$ 4,395	$ 7,110	$ 4,648	$ 42,024
Consulting	3,000	-	3,000	-	6,300
Filing fees	10,655	1,125	15,205	4,067	33,197
Interest and bank charges	219	85	326	150	1,448
Investor relations costs	600	-	2,300	-	5,927
Legal fees	5,258	7,947	9,792	10,849	43,539
Office and miscellaneous – Note 3	3,412	3,086	5,662	5,464	31,919
Printing	1,133	-	1,208	-	4,321
Rent – Note 3	2,750	2,250	5,000	4,500	30,125
Sponsorship costs	-	-	14,750	-	22,250
Transfer agent	6,044	2,476	6,612	3,111	18,242
Travel	4,968	-	4,968	-	10,910

Loss before other items	(44,149)	(21,109)	(75,933)	(32,789)	(250,202)
Other items
Interest income	678	1,213	1,162	2,413	28,279
Property investigation costs	-	772	-	(5,680)	(5,680)
Stock-based compensation	(12,000)	-	(12,000)	-	(12,000)
Write-down of promissory note	-		-	-	(6,000)

Net loss for the period	(55,471)	(19,124)	(86,771)	(36,056)	(245,603)

Deficit, beginning of period	(190,132)	(110,337)	(158,832)	(93,405)	-

Deficit, end of period	$ (245,603)	$ (129,461)	$ (245,603)	$ (129,461)	(245,603)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended June 30, 2004 and 2003

and for the period February 8, 2000 (Date of Incorporation) to June 30, 2004

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

					February 8,
					2000 (Date of
					Incorporation)
	Three months ended June 30,		Six months ended June 30,		to June 30,
	2004	2003	2004	2003	2004
Operating Activities
Net loss for the period	$ (55,471)	$ (19,124)	$ (86,771)	$ (36,056)	$ (245,603)
Add non-cash item
Stock-based compensation	12,000	-	12,000	-	12,000
Changes in non-cash working capital items related to operations:
GST receivable	(6,894)	(2,412)	(8,643)	(3,533)	(13,036)
Accrued interest receivable	(600)	(1,092)	491	3,495	(600)
Prepaid expenses	(40)	650	10,810	(1,300)	(4,690)
Accounts payable	(1,672)	1,670	(5,781)	6,907	17,005
Cash used in operating activities	(52,677)	(20,308)	(77,899)	(39,487)	(234,924)

Investing Activities
Mineral property costs	(98,739)	(30,671)	(122,183)	(30,671)	(229,138)
Promissory note receivable	-	20,000	-	20,000	-
Cash used in investing activities	(98,739)	(10,671)	(122,183)	(10,671)	(229,138)

Financing Activities
Shares issued for cash	300,000	-	300,000	-	627,709
Share subscriptions received	(300,000)	-	(100,000)	-	-
Cash used in financing activities	-	-	200,000	-	627,709

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended June 30, 2004 and 2003

and for the period February 8, 2000 (Date of Incorporation) to June 30, 2004

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

					February 8,
					2000 (Date of
					Incorporation)
	Three months ended June 30,		Six months ended June 30,		to June 30,
	2004	2003	2004	2003	2004
Increase (decrease) in cash during the period	(151,416)	(30,979)	(77)	(41,158)	163,647

Cash and term deposit, beginning of period	315,063	222,058	163,724	232,237	-

Cash and term deposit, end of the period	$ 163,647	$ 191,079	$ 163,647	$ 191,079	$ 163,647

Cash and term deposit represented by:
Cash (cash overdraft)	(7,353)	6,544	$ (7,353)	$ 6,544
Term deposit	171,000	184,555	171,000	184,555

	163,647	191,079	$ 163,647	$ 191,079

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

Schedule 1

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the three and six months ended June 30, 2004

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

	Three months	Six months	Cumulative
	ended	ended	balance at
	June 30,	June 30,	June 30,
	2004	2004	2004
Acquisition Costs
Balance, beginning	$ 20,411	$ 20,411	$ -
Option payments	-	-	10,000
Legal fees	-	-	9,211
Advance royalty payments	-	-	1,200

Balance, ending	20,411	20,411	20,411

Deferred Exploration Costs
Balance, beginning	109,988	86,544	-
Business plan	-	-	3,000
Consulting	4,575	11,633	31,992
Drilling	19,140	19,140	36,081
Geology	3,560	4,730	17,681
Geophysics	-	-	2,350
Leasing costs	3,750	4,050	4,050
Project supervisions and engineering	26,761	41,677	72,620
Other	1,681	-	1,681

Balance, ending	169,455	169,455	169,455

Equipment Costs	36,272	36,272	36,272

Permit Deposits	3,000	3,000	3,000

	$ 229,138	$ 229,138	$ 229,138

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Unaudited – Prepared by Management

(Stated in Canadian Dollars)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Except as described below, these interim statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2003 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s December 31, 2003 annual financial statements.

Note 2

Change in Accounting Policy – Stock-based Compensation

Effective January 1, 2004, the Company adopted the amended CICA standard regarding accounting for stock-based compensation.  Under this amended standard, the Company must account for compensation expense based on the fair value of options granted. Compensation costs attributable to options granted to employees or directors are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, subsequent to January 1, 2002, the Company accounted for stock-based compensation using the settlement method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock is credited to share capital.

This change in accounting policy has no effect on the Company’s prior period financial statements as there were no options granted subsequent to January 1, 2002.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Unaudited – Prepared by Management

(Stated in Canadian Dollars)

Note 3

Related Party Transactions

The Company incurred the following charges by a partnership controlled by two directors of the Company:

					February 8,
					2000 (Date of
	Three months ended		Six months ended		Incorporation)
	June 30,		June 30,		to June 30,
	2004	2003	2004	2003	2004
Accounting	$ 6,110	$ 4,395	$ 7,110	$ 4,648	$ 33,584
Office and miscellaneous	2,250	2,250	4,500	2,250	28,875
Rent	2,250	2,250	4,500	2,250	29,625

	$ 9,860	$ 8,895	$ 16,110	$ 13,648	$ 92,084

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at June 30, 2004 is $9,678 (December 31, 2003:  $12,104) due to a partnership controlled by two directors of the Company and $723 (December 31, 2003:  $705) due to a director of the Company.

Note 4

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

	Six months ended June 30,
	2004		2003
b) Common shares issued:	Number	$	Number	$
Balance, beginning of the period	3,667,500	327,709	3,667,500	327,709

Issued for cash pursuant to private placement - $0.225	1,333,333	300,000	-	-

Balance, end of period	5,000,833	627,709	3,667,500	327,709

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Unaudited – Prepared by Management

(Stated in Canadian Dollars)

Note 4

Share Capital – (cont’d)

c)

Escrow Shares:

At June 30, 2004, there were 2,426,800 common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows :

i)

404,466 on October 1, 2004;

ii)

404,466 on April 1, 2005;

iii)

404,466 on October 1, 2005;

iv)

404,466 on April 1, 2006;

v)

404,466 on October 1, 2006

vi)

404,470 on July 1, 2007

d)

Share purchase options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant.Summary status of the plan is as follows:

		Weighted Average
	Number	Value
Balance, December 31, 2003	272,000	$0.15
Granted	225,000	$0.26
Cancelled	(50,000)	$0.30

Balance, June 30, 2004	447,500	$0.19

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Unaudited – Prepared by Management

(Stated in Canadian Dollars)

Note 4

Share Capital – (cont’d)

d)

Share purchase options – (cont’d)

At June 30, 2004, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date
272,000	$0.15	March 16, 2000	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000*	$0.30	April 12, 2004	April 7, 2006

447,500

* These share purchase options vest at $12,500 every three months beginning July 12, 2004.

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

Six months ended
June 30,
2004
Risk free rate	3.75%
Dividend yield	0%
Expected volatility	0.938
Weighted average expected option life	3.3 yrs

The weighted average fair value at the date of grant of the director stock options granted were as follows:

Six months ended
June 30,
2004
Weighted average fair value	$ 0.26
Total options granted	175,000
Total fair value of options granted	$ 25,000

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Unaudited – Prepared by Management

(Stated in Canadian Dollars)

Note 4

Share Capital – (cont’d)

e)

Share purchase warrants

As at June 30, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date
1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

f)

Restricted cash

During the six months ended June 30, 2004, the Company issued flow-through shares and flow-through warrants for proceeds of $100,000.  The Company is committed to using the flow-through proceeds to incur exploration expenditures totaling approximately $100,000 on or before December 31, 2005 and has renounced this amount to the flow-through shareholders effective on December 31, 2003.  This amount is restricted to future exploration expenditures and will not be available to the Company for future deduction from taxable income.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

August 30, 2004
Date

“Terry Amisano”
Signature

President
Title

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

August 30, 2004
Date

“Roy Brown”
Signature

Chief Financial Officer
Title

ZENA CAPITAL CORP.

QUARTERLY REPORT

for the six months ended June 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report:  August 29, 2004

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement with Byard MacLean of Vancouver, British Columbia to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and Byard MacLean are arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company must spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX.  The Company incorporated a wholly owned subsidiary Rock Creek Minerals Ltd. under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company has earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company has, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2.  Phase 2 of the Program includes exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  Proceeds from the sale of Minerals from Phase 2 of the Program are to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase 3 of the Program, should the Company elect to proceed with Phase 3 of the Program.

After completion of the Program, the Company will own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean) and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.

The Company can purchase the 20% Net Profit Royalty after completion of Phase 2, but prior to Phase 3 commencing for $400,000.  After completion of Phase 3, the purchase price of the 20% is subject to an independent valuation.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA as there is no existing production available in B.C.

The Company has entered into an agreement dated March 19, 2004 whereby the Company will supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement is for one year with an option for MI to renew for an additional three years.

On April 2, 2004, the Company completed its Qualifying Transaction and its trading was reinstated on the Exchange.  The Company is no longer considered a Capital Pool Company.  At June 30, 2004, the Company had an accumulated deficit of $245,603 as a result of due diligence costs for various proposed qualifying transactions, administrative costs incurred during this qualifying transaction stage and administrative costs related to the Industrial Mineral Project.

Operations during the six months ended June 30, 2004 were primarily related to completion of the Company’s Qualifying Transaction (including correspondence with the TSX and related legal, accounting and administration costs), further expenditures on Phase 2 of the Industrial Mineral Property and the completion of a private placement needed to raise funds for further exploration and development expenditures.  The Company also negotiated a supply agreement with a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for the sale of barite powder. The Company is currently negotiating an access agreement with the barite property owner. The Company is currently seeking an operator for the Program.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

Year ended December 31,
	2003	2002	2001
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	$ (75,927)	$ (54,014)	$ (28,217)
Basic and diluted loss per share before discontinued operations and extraordinary items	$ (0.05)	$ (0.04)	$ (0.03)
Net loss	$ (75,927)	$ (54,014)	$ (28,217)
Basic and diluted loss per share	$ (0.05)	$ (0.04)	$ (0.03)
Total assets	$ 291,663	$ 258,160	$ 300,818
Total long-term liabilities	$ -	$ -	$ -
Cash dividends per share	$ -	$ -	$ -

1.4

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss over the comparative three-month quarter has increased primarily due to the increased activity with respect to administrative costs related the Industrial Minerals Project and final costs with respect to completion of the Qualifying Transaction.  The Company also incurred the balance of sponsorship costs in the first quarter of 2004.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.  The Company intends to continue with its plan to acquire the 100% interest in the Industrial Mineral Project, as discussed in section 1.2.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30,	Mar 31	Dec 31,	Sept 30,	June 30,	Mar 31	Dec 31,	Sept 30,
	2004	2004	2003	2003	2003	2003	2002	2002
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:
Total	$(55,471)	$(31,300)	$(33,745)	$(6,126)	$(19,124)	$(16,932)	$(29,477)	$(6,559)
Per share	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.02)	$(0.00)
Per share, fully diluted	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.02)	$(0.00)
Net loss:
Total	$(55,471)	$(31,300)	$(33,745)	$(6,126)	$(19,124)	$(16,932)	$(29,477)	$(6,559)
Per share	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.02)	$(0.00)
Per share, fully diluted	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.02)	$(0.00)

Fluctuation in reported earnings during the quarters are primarily due to fluctuations in legal and accounting fees and other Qualifying Transaction related due diligence costs.

The Company reported a net loss of $86,771 for the six months ended June 30, 2004.  Administrative expenses for the six months ended June 30, 2004 increased by $50,715 compared to the six months ended June 30, 2003.  This was primarily due to the increased activity with respect to administrative costs regarding completing the Qualifying Transaction and commencing Phase 2 of the Program.  In addition, the Company paid $6,050 to the TSX as filing fees for the Qualifying Transaction and for a private placement, incurred fees of $8,231 pursuant to a 20F filing in the USA, and incurred $14,750 in sponsorship fees related to the Qualifying Transaction.

The Company also incurred $122,183 in costs with respect to Phase 2 costs on the Industrial Mineral Property, as described above.  Details of these costs are disclosed in Schedule 1 and Note 2 to the financial statements.

Offsetting the increases above, property investigation expenses decreased to $Nil for the six months ended June 30, 2004 from $5,680 in the comparable six month period, due to the Company having identified a Qualifying Transaction. Other expense for the period included $12,000 for stock compensation expense.

Liquidity

The Company has total assets of $416,611.  The Primary assets of the Company are cash of $163,647 and a mineral property, carried at $229,138.  The Company has no long-term liabilities and has working capital of $164,968.  It is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.

1.6

Capital Resources

The only capital resource of the Company is the mineral property, carried at $229,138.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.

1.7

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.8

Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Six months	Year
	ended	ended
	June 30,	December 31,
	2004	2003
Accounting	$ 7,110	$ 8,459
Office and miscellaneous	4,500	9,000
Rent	4,500	9,000

	$ 16,110	$ 26,459

1.9

Fourth Quarter

N/A

1.10

Approved Equity Transactions

On March 31, 2004, the Company approved a stock option plan.  The purpose of this plan is to provide the Company with a share-related mechanism to attract, retain, and motivate and reward qualified directors and consultants for their contributions to the long-term goals of the Company.  The maximum number of shares issuable under the plan is limited to 10% of the issued and outstanding shares of the Company at any one time.

During the six months ended June 30, 2004, the Company completed a private placement, consisting of flow-through and non-flow-through shares, totalling $300,000 to be allocated to fund Phase 2 of the Program and to meet minimum listing requirements. This private placement was completed on April 1, 2004, at which time the Company issued 1,333,333 units at $0.225 per unit.  Each unit is comprised of one common share and one common share purchase warrant entitling the holder thereof the right to purchase on additional common share at $0.45 per share for a two year period.  Further on May 14, 2004, the Company received TSX approval to have 1,022,222 warrants repriced to $0.30 per share.

1.11

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.12

Changes in Accounting Policies

In January 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant.  There have been no changes to the financial statements as a result of this change.

1.13

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.14

Other MD&A Requirement

Disclosure of Outstanding Share Data

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b) Common shares issued:	Number	$
Balance, June 30, 2004	5,000,883	627,709

a)

Share purchase options

At June 30, 2004, there were 497,500 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date
272,500	$0.15	March 16, 2000	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000*	$0.30	April 12, 2004	April 7, 2006

447,500

* These share purchase options vest at $12,500 every three months beginning July 12, 2004.

b)

Share purchase warrants

As at June 30, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitle the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date
1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

e)

Escrow Shares:

At June 30, 2004, there were 22,426,800 common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows :

i)

404,466 on October 1, 2004;

ii)

404,466 on April 1, 2005;

i)

404,466 on October 1, 2005;

iv)

404,466 on April 1, 2006;

v)

404,466 on October 1, 2006

vi)

404,470 on July 1, 2007

Other Subsequent Event

The Company appointed Roy Brown as President and Director of its wholly owned subsidiary, Rock Creek Minerals Inc.  In addition, the Company appointed Mr. Brown as the Chief Financial Officer, replacing Brian Hanson.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829

(Registrant)

Date: September 9, 2004      By /s/ Terry Amisano_________________________

                                                   Terry Amisano, President/Director